SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Enters the Mexican Market

Givatayim, Israel, February 24, 2005. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUSF), a leading provider of Stolen Vehicle Retrieval services, announced its entering into the Mexican market. Launching of services in greater Mexico City was celebrated yesterday.

The services will be rendered by the local Mexican operator and service provider, Pointer recuperacion de Mexico S.A. de C.V., jointly held by Nexus Telocation Systems Ltd. and its Mexican local partners, 68% and 32% respectively.

Pointer recuperacion de Mexico S.A. de C.V. offers a broad scope of services, based on Nexus’ technology and know-how of location based services, stolen vehicle retrieval, security and asset control and management markets targeting Mexican corporations.

Mr. Arik Avni, CEO of Nexus, commented, “We are confident in our ability to deliver high transparent value for money to our customers in Mexico, based on our innovative services and offering. We believe that our Mexican partners’ in depth knowledge of the Mexican market needs coupled with our broad experience in operations mainly through our subsidiaries in Israel and Argentina will enable us to capitalize on the high potential Mexican market”.

Mr. Yossi Ben-Shalom, Chairman of Nexus added: “We are extremely pleased to launch a new operation in Latin America, after more than three years and expect it to be one of our growth engines. In addition, simultaneously with developing our existing operations, we are contemplating our next initiatives.”

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies and provides Stolen Vehicle Retrieval services in Israel Argentina and Mexico.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact: Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111   e-mail: ronens@nexus.co.il

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: February 24, 2005

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